ITEM 77M
Mergers

     (a) Florida Municipal Money Market Fund and Limited-Term Tax-Free Fund, each a series of American Century Municipal Trust.

     (b) At a  special  meeting  held on  August 2,  2002,  shareholders  of the
Limited-Term Tax-Free Fund, a series of American Century Municipal Trust, approved a proposed Agreement and Plan of Reorganization to combine the Limited-Term Tax-Free Fund with and into the Tax-Free Bond Fund, another series of American Century Municipal Trust, such combination to be effective September 3, 2002. The reorganization took the form of a transfer of assets by the Limited-Term Tax-Free Fund in exchange for shares of the Tax-Free Bond Fund. The Limited-Term Tax-Free Fund then made a liquidating distribution to its shareholders of the Tax-Free Bond Fund shares received in the exchange. The total dollar value of Limited-Term Tax-Free shareholders' accounts after the reorganization was the same as the total dollar value of those accounts before the reorganization. As a result of the reorganization, the Limited-Term Tax-Free Fund has ceased to exist. The proposal was recommended by the Board of Trustees of American Century Municipal Trust.